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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 3 7 9 7 5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 AND ENDING SEPTEMBER 30, 2008

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PERELMAN-CARLEY & ASSOCIATES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3000 FARNAM STREET

(No. and Street)

OMAHA   NEBRASKA   68131

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. WILLIAM TURNER, SECRETARY TREASURER   (402) 342-6000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUTZ & COMPANY, P.C.

(Name – if individual, state last, first, middle name)

11837 MIRACLE HILLS DRIVE, SUITE 100   OMAHA   NEBRASKA   68154

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __WILLIAM TURNER, SECRETARY TREASURER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PERELMAN-CARLEY & ASSOCIATES, INC.__ , as of __SEPTEMBER 30__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

STEVEN C. PERELMAN
MY COMMISSION EXPIRES
September 19, 2012

Signature

SECRETARY TREASURER
Title

Steven C. Perelman
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.
  SUPPLEMENTAL REPORT ON INTERNAL CONTROL

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERELMAN-CARLEY & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION AND INDEPENDENT ACCOUNTANTS' AUDIT REPORT

SEPTEMBER 30, 2008 AND 2007

Filed in Accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

PERELMAN-CARLEY & ASSOCIATES, INC.

INDEX

	Page
Independent Accountants' Audit Report	1
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3-5
Independent Accountants' Audit Report on Internal Control	6-7



INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholders
Perelman-Carley & Associates, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Perelman-Carley & Associates, Inc., a Nebraska corporation, as of September 30, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Perelman-Carley & Associates, Inc. at September 30, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, PC

Omaha, Nebraska
October 31, 2008

PERELMAN-CARLEY & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2008 AND 2007

ASSETS	2008	2007
Cash and Cash Equivalents	$ 3,272,681	$ 3,656,564
Cash and Securities Segregated Under Federal Regulations (Note 2)	30,645,520	25,511,952
Other Securities	2,001,313	3,049,010
Receivable from Brokers, Dealers and Clearing Organizations	736,153	1,577,058
Receivable from Customers (Notes 3 and 4)	5,979,008	8,007,570
Other Assets (Note 8)	1,205,429	1,001,324
TOTAL ASSETS	**$43,840,104**	**$42,803,478**

LIABILITIES		
Payable to Brokers, Dealers and Clearing Organizations	$ 88,401	$ 162,398
Payable to Customers, Including Free Credit Balances of $34,965,099 and $33,668,199, Respectively (Note 3)	35,110,495	34,288,261
Accounts Payable, Accrued Expenses and Other Liabilities	88,290	80,642
Total Liabilities	35,287,186	34,531,301

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

STOCKHOLDERS' EQUITY

	2008	2007
COMMON STOCK $.01 Par Value, Authorized, 2,000,000 Shares Issued, 1,300,000 Shares, Outstanding, 1,195,431 and 1,208,765 Shares, Respectively	13,000	13,000
PAID IN CAPITAL	912,830	912,830
RETAINED EARNINGS	8,125,832	7,749,925
UNREALIZED HOLDING LOSSES ON MARKETABLE SECURITIES	(18,109)	(15,694)
	9,033,553	8,660,061
Less Treasury Stock, 104,569 and 91,235 Shares at Cost, Respectively	(480,635)	(387,884)
Total Stockholders' Equity	8,552,918	8,272,177
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$43,840,104**	**$42,803,478**

See Notes to Statements of Financial Condition.

PERELMAN-CARLEY & ASSOCIATES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2008 AND 2007

1. Summary of Significant Accounting Policies

Nature of Business   Perelman-Carley & Associates, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates   The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Securities Transactions   Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses related to securities transactions are also recorded on settlement date, which is not materially different than the trade date.

Cash and Cash Equivalents   Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Other Securities   Other securities consist of marketable equity securities and U.S. treasury bills which the Company has classified as available-for-sale securities. These securities are reported at fair market value, with unrealized gains and losses excluded from earnings and reported net of income taxes as a separate component of stockholders' equity. Realized gains and losses are computed using the specific identification cost method.

Fair Value of Financial Instruments   The Company considers amounts presented for financial instruments to be reasonable estimates of fair value.

Furniture and Equipment   Furniture and equipment are recorded at cost less accumulated depreciation and are included in other assets. Depreciation is computed using accelerated methods over the estimated useful lives of furniture and equipment.

Income Taxes   Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PERELMAN-CARLEY & ASSOCIATES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2008 AND 2007

2. **Cash and Securities Segregated Under Federal Regulations**

At September 30, 2008 and 2007, cash and securities of $30,645,520 and $25,511,952, respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. **Receivable from and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying statements of financial condition.

4. **Financing Arrangement**

The Company had a line of credit with a financial institution providing for borrowings collateralized by customer margin securities up to $5,000,000. The line of credit was terminated September 30, 2008. There were no amounts outstanding against this line of credit at September 30, 2007.

5. **Liabilities Subordinated to Claims of General Creditors**

The Company had no liabilities subordinated to claims of general creditors at September 30, 2008 and 2007.

6. **Commitments and Contingencies**

Lease Obligations
The Company has entered into an operating lease for office space. The future minimum lease payments under this noncancellable operating lease as of September 30, 2008 are as follows:

Year Ending September 30,	
2009	$21,444

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

PERELMAN-CARLEY & ASSOCIATES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2008 AND 2007

6. **Commitments and Contingencies** - Continued

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

7. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital requirement may fluctuate on a daily basis. At September 30, 2008 and 2007, the Company had net capital of $8,430,907 and $8,098,249, respectively, and a net capital requirement of $409,439 and $936,161, respectively. The total aggregated indebtedness at September 30, 2008 and 2007, was $6,141,584 and $14,042,424, respectively, and the ratio of aggregated indebtedness to net capital was .73 to 1 and 1.73 to 1, respectively.


Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Perelman-Carley & Associates, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Perelman-Carley & Associates, Inc., a Nebraska corporation (the Company), as of September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designating our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on as timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than as remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company PC

Omaha, Nebraska
October 31, 2008

END